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                                  EX-99.B.4.13

                    AETNA LIFE INSURANCE AND ANNUITY COMPANY

                                   ENDORSEMENT

This Contract is hereby endorsed as follows:

GENERAL DEFINITIONS is amended to include the following defined terms:

     AETNA GET FUND (GET FUND): An open-end registered management investment company organized as a series fund. Each series of GET Fund is a separate Fund under this Contract.

     ALLOCATION PERIOD: The period of time, usually from one to three months, during which amounts may be allocated to a series of GET Fund. This may be done by Transfer or by Net Purchase Payment(s). Each series of GET Fund will have a specific Allocation Period.

     At its discretion, Aetna may allow additional amounts to be allocated to a series of GET Fund during the Guarantee Period. The Guarantee established at the close of the Allocation Period will apply to these amounts.

     At its discretion, Aetna may specify a minimum amount per Transfer and per Net Purchase Payment amount for each series prior to the beginning of the Allocation Period for that series.

     Aetna will specify a minimum amount of assets that a series of the GET Fund must contain at the close of the Allocation Period. Aetna reserves the right to cancel a series if it does not meet this minimum standard. If Aetna elects to cancel the GET Fund and not to start the Guarantee Period, Aetna will mail each Contract Holder with amount(s) in the series a notice that the series is being canceled. This notice will be mailed no later than 15 calendar days after the Allocation Period ends. The Contract Holder will have 45 calendar days from the end of the Allocation Period to: (a) Transfer the Current Value of the canceled series of GET Fund to another accumulation option(s); or (b) request a surrender of the portion of any Net Purchase Payment allocated to the canceled series of the GET Fund without a surrender fee. If no Transfer or surrender is made prior to the end of the 45 calendar day period, the Current Value in the canceled series of GET Fund will be transferred to Aetna Variable Encore Fund, a money market fund during the next Valuation Period.

     Aetna will also specify the maximum amount of assets that will be accepted into a series of the GET Fund. Aetna reserves the right to not allow allocations to a series if it exceeds this maximum standard. If Aetna elects not to allow allocations to the series of GET Fund, Aetna will stop accepting Net Purchase Payments and Transfers into the series 10 calendar days after such election. The Allocation Period will continue until the date the Guarantee Period begins.

     GET FUND MATURITY DATE: The date at which the Guaranteed Period for a series will end. The GET Fund Record Units for that series will be liquidated. At least 60 days prior to the GET Fund Maturity Date for a series, Aetna will mail a written notice to each Contract Holder with amounts in the maturity series. Another accumulation option must then be elected. If no such election is made by the GET Fund Maturity Date, the portion of the Current Value based on that GET Fund series will be transferred to the Allocation Period for another series of GET Fund. If no GET Fund Series is available, 50% of the Current Value from that GET Fund series will be transferred to Aetna Variable Fund, a growth and income fund. The remaining 50% of the Current Value will be transferred to Aetna Income Shares, a bond fund. The Transfers will be made during the next Valuation Period. Such Transfers will not be counted as one of the free Transfers. The GET Fund Maturity Date will be specified before the Allocation Period for that series begins.

     GUARANTEE: Aetna guarantees that on a series' GET Fund Maturity Date, the value of each GET Fund Record Unit then outstanding in that series will not be less than the value of the Record Unit on the last day of the Allocation Period. Aetna will transfer any amount necessary from its general account to the Separate Account in order to bring that Record Unit Value to the guaranteed level. This Guarantee does not apply to GET Fund Record Unit Values withdrawn or transferred before the GET Fund Maturity Date.



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     GUARANTEED PERIOD: The length of time to which the Guarantee applies for a series, ending on the GET Fund Maturity Date. This period will be specified before the Allocation Period for a series begins.

The Contract section entitled FUND(S) is amended to add the following sentence:

     Unless specifically indicated otherwise in this Contract, all references to Fund(s) in this Contract shall include each series of GET Fund.

The Contract section entitled NET RETURN FACTOR(S) - SEPARATE ACCOUNT is hereby endorsed to add the following as subsection (f):

     Minus a daily fee at an annual rate of 0.25% during the Guaranteed Period for Aetna's guarantee of GET Fund Record Unit Values. This fee will be determined prior to the start of any series of GET Fund's Allocation Period.

The Contract section entitled TRANSFER OF CURRENT VALUE FROM THE FUNDS is amended to include the following paragraph at the end of this provision:

     Withdrawals or Transfers from a GET Fund series before the Maturity Date will be at the then applicable GET Fund Record Unit Value, which may be more or less than the Record Unit Value guaranteed at the GET Fund Maturity Date.

The Contract section entitled REINSTATEMENT is amended to include the following paragraph at the end of this provision:

     Amounts withdrawn from GET will be reinstated to the Allocation Period of a GET series, if available. If a GET series Allocation Period is unavailable, amounts will be reallocated among other Fund(s) and the Fixed Account on a prorata basis.

The Contract section entitled CHOICES TO BE MADE is amended to include the following paragraph at the end of this provision:

     Contract values based on any GET Fund series must be transferred to another accumulation option prior to election of an Annuity Option.

Endorsed and made a part of this Contract on the effective date of the Contract.

                                 /s/ Thomas J. McInerney




                                 President
                                 Aetna Life Insurance and Annuity Company






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